SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.     )*

MAKO SURGICAL CORP.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

560879108

(CUSIP Number)

October 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 560879108

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Montreux Equity Partners IV, L.P. EIN No.: 16-1767890

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power —

	6.	Shared Voting Power 1,623,876 shares of Common Stock (See Item 4)

	7.	Sole Dispositive Power —

	8.	Shared Dispositive Power 1,623,876 shares of Common Stock (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,623,876 shares of Common Stock (See Item 4)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 6.51% (See Item 4)

12.	Type of Reporting Person PN

CUSIP No. 560879108

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Montreux IV Associates, L.L.C. EIN No.: 20-5667038

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power —

	6.	Shared Voting Power 114,695 shares of Common Stock (See Item 4)

	7.	Sole Dispositive Power —

	8.	Shared Dispositive Power 114,695 shares of Common Stock (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 114,695 shares of Common Stock (See Item 4)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.46% (See Item 4)

12.	Type of Reporting Person CO

CUSIP No. 560879108

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Montreux Equity Management IV, LLC EIN No.: 16-1767892

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power —

	6.	Shared Voting Power 1,738,571 shares of Common Stock (See Item 4)

	7.	Sole Dispositive Power —

	8.	Shared Dispositive Power 1,738,571 shares of Common Stock (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,738,571 shares of Common Stock (See Item 4)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 6.97% (See Item 4)

12.	Type of Reporting Person CO

CUSIP No. 560879108

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person John Savarese, M.D.

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power —

	6.	Shared Voting Power 1,738,571 shares of Common Stock (See Item 4)

	7.	Sole Dispositive Power —

	8.	Shared Dispositive Power 1,738,571 shares of Common Stock (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,738,571 shares of Common Stock (See Item 4)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 6.97% (See Item 4)

12.	Type of Reporting Person IN

CUSIP No. 560879108

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Manish Chapekar

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power —

	6.	Shared Voting Power 1,738,571 shares of Common Stock (See Item 4)

	7.	Sole Dispositive Power —

	8.	Shared Dispositive Power 1,738,571 shares of Common Stock (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,738,571 shares of Common Stock (See Item 4)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 6.97% (See Item 4)

12.	Type of Reporting Person IN

CUSIP No. 560879108

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Howard D. Palefsky

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power —

	6.	Shared Voting Power 1,738,571 shares of Common Stock (See Item 4)

	7.	Sole Dispositive Power —

	8.	Shared Dispositive Power 1,738,571 shares of Common Stock (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,738,571 shares of Common Stock (See Item 4)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 6.97% (See Item 4)

12.	Type of Reporting Person IN

CUSIP No. 560879108

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Daniel K. Turner, III

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power —

	6.	Shared Voting Power 1,738,571 shares of Common Stock (See Item 4)

	7.	Sole Dispositive Power —

	8.	Shared Dispositive Power 1,738,571 shares of Common Stock (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,738,571 shares of Common Stock (See Item 4)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 6.97% (See Item 4)

12.	Type of Reporting Person IN

Item 1	(a)	Name of Issuer: Mako Surgical Corp.
1	(b)	Address of Issuer’s Principal Executive Offices: 32555 Davie Road Fort Lauderdale, FL 33317

Item 2	(a)

Names of Person Filing:

Montreux Equity Partners IV, L.P. (“MEP IV”) is a California limited partnership whose principal business is making investments in the securities of other entities.  Montreux IV Associates, L.L.C. (“Associates”) is a California limited liability company whose principal business is making investments in the securities of other entities.  Montreux Equity Management IV, LLC (the “General Partner”) is a California limited liability company, the sole general partner of MEP IV and the manager of Associates. John Savarese, M.D. (“Dr. Savarese”), Howard D. Palefsky (“Mr. Palefsky”), Manish Chapekar (“Mr. Chapekar”) and Daniel K. Turner, III (“Mr. Turner”) are managing members of the General Partner.

2	(b)

Address of Principal Business Office or, if none, Residence:

The principal business address of each of MEP IV, the General Partner, Associates, Mr. Palefsky, Mr. Chapekar, Mr. Turner and Dr. Savarese is 3000 Sand Hill Road, Building 1 Suite 260, Menlo Park, California 94025-7073.

2	(c)	Citizenship:

MEP IV:	California
General Partner:	California
Associates:	California
Dr. Savarese:	United States of America
Mr. Palefsky:	United States of America
Mr. Chapekar:	United States of America
Mr. Turner:	United States of America

2	(d)	Title of Class of Securities: Common stock, par value $0.001 per share
2	(e)	CUSIP Number: 560879108

Item 3	This Schedule is filed pursuant to Rule 13d-1(c) by MEP IV, the General Partner, Associates, Mr. Palefsky, Mr. Chapekar, Mr. Turner and Dr. Savarese.

Item 4	Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount Beneficially Owned:

MEP IV	1,623,876 shares of Common Stock
General Partner	1,738,876 shares of Common Stock (1)
Associates	114,695 shares of Common Stock
Dr. Savarese	1,738,876 shares of Common Stock (2) (3)
Mr. Chapekar	1,738,876 shares of Common Stock (2) (3)
Mr. Palefsky	1,738,876 shares of Common Stock (2) (3)
Mr. Turner	1,738,876 shares of Common Stock (2) (3)

(1)  The General Partner serves as investment manager to and general partner of MEP IV.  By reason of such relationships, the General Partner may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEP IV.  Additionally, the General Partner serves as manager of Associates.  By reason of this relationship, the General Partner may also be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by Associates.  The General Partner disclaims beneficial ownership of all of such shares.

(2)  Dr. Savarese, Mr. Chapekar, Mr. Palefsky and Mr. Turner are managing members of the General Partner, which serves as investment manager to and investment manager of MEP IV.  By reason of such relationships, Dr. Savarese, Mr. Chapekar, Mr. Palefsky and Mr. Turner may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEP IV and the General Partner.  Dr. Savarese, Mr. Chapekar, Mr. Palefsky and Mr. Turner disclaim beneficial ownership of such shares.

(3) Dr. Savarese, Mr. Chapekar, Mr. Palefsky and Mr. Turner are managing members of the General Partner, which serves as the manager of Associates.  By reason of such relationship, Dr. Savarese, Mr. Chapekar, Mr. Palefsky and Mr. Turner may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by Associates, in addition to the Common Stock listed as beneficially owned by MEP IV and the General Partner. Dr. Savarese, Mr. Chapekar, Mr. Palefsky and Mr. Turner disclaim beneficial ownership of such shares.

(b)	Percent of Class

MEP IV	6.51%
General Partner	6.97%
Associates	0.46%
Dr. Savarese	6.97%
Mr. Chapekar	6.97%
Mr. Palefsky	6.97%
Mr. Turner	6.97%

The foregoing percentage calculations for MEP IV, the General Partner, Associates, Mr. Palefsky, Mr. Chapekar, Mr. Turner and Dr. Savarese are based on an aggregate of 24,930,943 shares of Common Stock outstanding.

(c)	Number of shares as to which the person has:
MEP IV:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 1,623,876
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of 1,623,876

General Partner:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 1,738,571
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of 1,738,571

Associates:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 114,695
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of 114,695

Dr. Savarese:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 1,738,571
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of 1,738,571

Mr. Chapekar:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 1,738,571

	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of 1,738,571

Mr. Palefsky:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 1,738,571
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of 1,738,571

Mr. Turner:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 1,738,571
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of 1,738,571

Item 5	Ownership of Five Percent or Less of a Class:
Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable.

Item 8	Identification and Classification of Members of the Group:
See Exhibit II.

Item 9	Notice of Dissolution of Group:
Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  November 10, 2008

MONTREUX EQUITY PARTNERS, IV, L.P.

By MONTREUX EQUITY MANAGEMENT IV, LLC, its general partner

By:	/s/ John Savarese, M.D.
Name: John Savarese, M.D.
Title: Managing Member

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  November 10, 2008

MONTREUX EQUITY MANAGEMENT IV, LLC

By:	/s/ John Savarese, M.D.
Name: John Savarese, M.D.
Title: Managing Member

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  November 10, 2008

MONTREUX IV ASSOCIATES, LLC

By MONTREUX EQUITY MANAGEMENT IV, LLC, its manager

By:	/s/ John Savarese, M.D.
Name: John Savarese, M.D.
Title: Managing Member

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  November 10, 2008

JOHN SAVARESE, M.D.

/s/ John Savarese, M.D.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  November 10, 2008

MANISH CHAPEKAR

/s/ Manish Chapekar

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  November 10, 2008

HOWARD D. PALEFSKY

/s/ Howard D. Palefsky

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  November 10, 2008

DANIEL K. TURNER, III

/s/ Daniel K. Turner, III

EXHIBIT INDEX

Exhibit I           Joint Filing Agreement, dated November 10, 2008, by and among Montreux Equity Partners IV, L.P., Montreux IV Associates L.L.C., Montreux Equity Management, LLC, John Savarese, M.D., Manish Chapekar, Howard D. Palefsky and Daniel K. Turner, III.

Exhibit II          List of Members of Group

Exhibit I

AGREEMENT REGARDING

THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i)                                    Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)                                 Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated:    November 10, 2008

MONTREUX EQUITY PARTNERS IV,
L.P

BY:	Montreux Equity Management IV, LLC, its General Partner

By:	/s/ John Savarese, M.D.
John Savarese, M.D.
Managing Member

MONTREUX EQUITY MANAGEMENT
IV, LLC

By:	/s/ John Savarese, M.D.
John Savarese, M.D.
Managing Member

MONTREUX IV ASSOCIATES, L.L.C.

BY:	Montreux Equity Management IV, LLC, its manager

By:	/s/ John Savarese, M.D.
John Savarese, M.D.
Managing Member

JOHN SAVARESE, M.D.

/s/ John Savarese, M.D.

MANISH CHAPEKAR

/s/ Manish Chapekar

HOWARD D. PALEFSKY

/s/ Howard D. Palefsky

DANIEL K. TURNER, III

/s/ Daniel K. Turner, III

Exhibit II

List of Members of Group

Montreux Equity Partners IV, L.P.

Montreux IV Associates, L.L.C.